

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 27, 2008

Ms. Maryjo Cohen
Chief Financial Officer
National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

> **RE: National Presto Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-2451**

Dear Ms. Cohen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief